Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS

The supervisory committee (the “Supervisory Committee”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that the Supervisory Committee has proposed to elect Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong and Mr. Wang Liang (collectively, the “Supervisor Candidates”) as shareholder representative supervisors of the Company (collectively, the “Proposed Appointment of Supervisors”). The Proposed Appointment of Supervisors will be submitted to the shareholders of the Company (the “Shareholders”) for review and approval by way of ordinary resolution at the 2019 annual general meeting of the Company (the “AGM”).

In accordance with the articles of association of the Company (the “Articles of Association”), the Supervisory Committee shall be composed of 9 members and all supervisors will hold office for a term of three years. A supervisor may be re-elected upon the expiry of his or her term. The terms of the supervisors of the Company, namely Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu, Mr. Lu Yaozhong and Mr. Wang Liang will expire on the date of the forthcoming AGM. In addition, according to the Articles of Association, employee representative supervisors of the Company will be elected democratically by the employee. The election results of the employee representative supervisors will be further announced.

The biographical details of the Supervisor Candidates are set out below:

Xu Wenrong, aged 58, is the Chairman of the Supervisory Committee of the Company, and concurrently the Deputy Secretary of the Party committee and Vice President of China National Petroleum Corporation (“CNPC”). Mr. Xu is a professor-level senior engineer and holds a doctor’s degree. He has over 35 years of working experience in China’s oil and gas industry. He worked as the vice director of Petroleum Geophysical Exploration Bureau from November 1997, the director and deputy secretary of the Party committee of Petroleum Geophysical Exploration Bureau from December 1999, the vice chairman, general manager and deputy secretary of the Party committee of Bureau of Geophysical Prospecting INC., China National Petroleum Corporation from December 2002, the Assistant to the President of CNPC from January 2004, concurrently as the director of the Development & Research Department of CNPC from September 2005, concurrently as the chairman of China National Logging Corporation from June 2006. He worked the member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from May 2011, the director of China COSCO Shipping Corporation Limited from October 2011, concurrently the principal of the Party school of China COSCO Shipping Corporation Limited from December 2011, concurrently the president of the trade union of China COSCO Shipping Corporation Limited from January 2012, concurrently the dean of the Management Institute of China COSCO Shipping Corporation Limited from May 2013, the deputy general manager, member of the Party committee and director of the disciplinary committee of China COSCO Shipping Corporation Limited from February 2014. Mr. Xu served as Vice President and a member of the Party committee of CNPC from January 2016, a Director of the Company from May 2016, and the Deputy Secretary of the Party committee and Vice President of CNPC from November 2016. Mr. Xu was appointed as a Supervisor and Chairman of the Supervisory Committee of the Company on June 2017.

Zhang Fengshan, aged 58, is a Supervisor and concurrently the Safety Director and General Manager of Quality, Safety and Environment Department of the Company, and the Deputy Safety Director, General Manager of Quality, Safety and Environment Department and Director of Safety, Environment Supervision Center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director and member of the standing Party committee of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director and deputy secretary of the Party committee of Liaohe Petroleum Exploration Bureau from August 2004, general manager and deputy secretary of the Party committee of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the General Manager of Safety, Environment and Energy Conservation Department of the Company and the General Manager of Safety, Environment and Energy Conservation Department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the Safety Director of the Company and Deputy Safety Director of CNPC. From December 2015, Mr. Zhang was appointed as the Director of Safety, Environment Supervision Center of CNPC concurrently. From December 2016, he has concurrently been serving as the General Manager of the Quality, Safety and Environmental Department of the Company and the General Manager of the Quality, Safety and Environmental Department of CNPC.

Jiang Lifu, aged 56, is a Supervisor of the Company, and concurrently the General Manager of the Reform and Corporate Management Department of the Company and the General Manager of the Reform and Corporate Management Department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has nearly 25 years of working experience in China’s oil and gas industry. He had worked as Deputy General Manager of M&A Department of the Company since August 2003, Deputy Director of the Planning Department of CNPC from May 2005, Deputy General Manager of the Planning Department of the Company from June 2007 and concurrently Deputy Director of the Planning Department of CNPC. He has been the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of the Company and the General Manager of the Enterprise Management Department (Internal Control and Risk Management Department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed as the General Manager of the Reform and Corporate Management Department of the Company and concurrently the General Manager of the Reform and Corporate Management Department of CNPC.

Lu Yaozhong, aged 55, is a Supervisor of the Company, and concurrently the General Manager of M&A Department of the Company, and the General Manager of M&A Department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. Mr. Lu assumed the position of the chief accountant and member of the Party committee of the Kazakhstan branch from December 2009, and the chief accountant and member of the Party committee of the overseas exploration and development branch (China National Oil and Gas Exploration and Development Corporation) from August 2013, and the General Manager of the M&A Department of the Company, and concurrently the General Manager of the M&A Department of CNPC from April 2017. In June 2017, Mr. Lu was appointed as a Supervisor of the Company.

Wang Liang, aged 57, is a Supervisor of the Company and concurrently the General Manager of Audit Department of the Company and the General Manager of Audit Department, Director and Deputy Secretary of the Party committee of Audit Service Center of CNPC. Mr. Wang is a professor-level senior accountant and holds a bachelor’s degree. He has nearly 40 years of working experience in China’s oil and gas industry. He had worked as a director, chief accountant and member of the Party committee in China National Petroleum Offshore Engineering Co., Ltd. from January 2005, a member of the Party committee and deputy director of Liaoning Provincial Finance Department from April 2006, the chairman of Generali China Insurance Co., Ltd. from April 2007, the chief accountant and member of the Party committee of CNPC Chuanqing Drilling Engineering Company Limited from February 2008, the general manager and deputy secretary of the Party committee of CNPC Assets Management Co., Ltd. from October 2009, the chairman, general manager and deputy secretary of the Party committee of Kunlun Trust Co., Ltd. from March 2014, the chairman, secretary of the Party committee, secretary of the disciplinary committee and president of the trade union of CNPC Assets Management Co., Ltd. from July 2014, the secretary of the Party committee, secretary of the disciplinary committee, president of the trade union and deputy general manager of China Petroleum Finance Co., Ltd. from July 2016. He has been the General Manager of Audit Department of the Company and concurrently the General Manager of Audit Department, Director and Secretary of the Party committee of Audit Service Center of CNPC from May 2017. Mr. Wang was appointed as a Supervisor of the Company from October 2017. From November 2017, he served concurrently as the Deputy Secretary of the Party committee of the Audit Service Center of CNPC.

Save as disclosed above, as at the date of this announcement, none of the Supervisor Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling Shareholder (as defined in the Listing Rules); or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, as at the date of this announcement, there is no information on any of the Supervisor Candidates that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Supervisors is approved at the AGM, the terms of office of the Supervisor Candidates will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders. Their emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the supervisors’ duties, responsibilities and performance and the results of the Group.

The notice and circular of AGM containing, among others, the details of the Proposed Appointment of Supervisors will be dispatched to the Shareholders as soon as practicable in due course.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

25 March 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.